Exhibit 99.1

Yandex Announces Second Quarter 2015 Financial Results

MOSCOW and AMSTERDAM, Netherlands, July 30, 2015, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Q2 2015 Financial Highlights(1)(2)

•                  Revenues of RUB 13.9 billion ($250.7 million), up 14% compared with Q2 2014

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 15% compared with Q2 2014

•                  Income from operations of RUB 2.2 billion ($39.5 million), down 40% compared with Q2 2014

•                  Adjusted EBITDA of RUB 4.8 billion ($86.8 million), down 4% compared with Q2 2014

•                  Operating margin of 15.8%

•                  Adjusted EBITDA margin of 34.6%

•                  Adjusted ex-TAC EBITDA margin of 44.2%

•                  Net income of RUB 0.4 billion ($7.6 million), down 82% compared with Q2 2014

•                  Adjusted net income of RUB 2.8 billion ($50.3 million), down 16% compared with Q2 2014

•                  Net income margin of 3.0%

•                  Adjusted net income margin of 20.1%

•                  Adjusted ex-TAC net income margin of 25.6%

•                  Cash, cash equivalents and deposits of RUB 46.9 billion ($845.1 million) as of June 30, 2015

“We grew our consolidated revenues 14% in a challenging economic environment,” said Arkady Volozh, Chief Executive Officer of Yandex. “The total number of advertising clients served during the quarter grew by 9% sequentially and 17% year-over-year, demonstrating that contextual advertising remains a highly effective marketing channel for businesses of every size.  We remain focused on improving the quality of our search products, including mobile search, as well as our advertiser solutions.  Later in Q3, we plan to introduce a new auction mechanism that we expect will increase the quality of traffic we drive to our advertising clients and facilitate the overall growth of online advertising.”

The following table provides a summary of key financial results for the three months and six months ended June 30, 2014 and 2015:

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Revenues	12,158	13,920	14%	23,043	26,259	14%
Ex-TAC revenues(2)	9,507	10,898	15%	17,824	20,520	15%
Income from operations	3,631	2,196	-40%	6,349	3,682	-42%
Adjusted EBITDA(2)	5,027	4,817	-4%	9,069	8,388	-8%
Net income	2,396	423	-82%	5,076	2,550	-50%
Adjusted net income(2)	3,318	2,791	-16%	5,870	5,040	-14%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 55.5240 to $1.00, the official exchange rate quoted as of June 30, 2015 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

Q2 2015 Operational Highlights

•                  Share of Russian search market (including mobile) averaged 57.3% in Q2 2015 (according to LiveInternet)

•                  Search queries in Russia grew 2% compared to Q2 2014

•                  Number of advertisers grew to 351,000, up 17% from Q2 2014 and up 9% from Q1 2015

•                  Launched Yandex.Radio music service supported by audio advertising

Revenues

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Advertising revenues:
Text-based advertising
Yandex websites	8,559	9,371	9%	15,953	17,815	12%
Ad network	2,705	3,342	24%	5,368	6,355	18%
Total text-based advertising	11,264	12,713	13%	21,321	24,170	13%
Display advertising
Yandex websites	674	739	10%	1,321	1,264	-4%
Ad network	101	109	8%	177	190	8%
Total display advertising	775	848	9%	1,498	1,454	-3%
Total advertising revenues	12,039	13,561	13%	22,819	25,624	12%
Other	119	359	202%	224	635	183%
Total revenues	12,158	13,920	14%	23,043	26,259	14%

Text-based advertising revenues increased 13% compared with Q2 2014 and constituted 91% of our total revenues.

Text-based advertising revenues from Yandex websites grew 9% compared with Q2 2014 and accounted for 67% of our total revenues in Q2 2015.

Text-based advertising revenues from our ad network increased 24% compared with Q2 2014 and contributed 24% of total revenues during Q2 2015, as we continued to add new partners to our ad network.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 12% in Q2 2015 and our average cost per click in Q2 2015 was flat compared with Q2 2014.

Display advertising revenue increased 9% compared to Q2 2014 and contributed 6% to our total revenues. Year-on-year growth was primarily driven by the low base effect from Q2 2014.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q2 2015, Yandex reduced the number of its full-time employees compared to Q1 2015. The total number of full-time employees was 5,458 as of June 30, 2015, an increase of 3% compared to June 30, 2014 and a decrease of 3% compared to March 31, 2015.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
TAC:
Related to the Yandex ad network	1,804	2,113	17%	3,593	3,979	11%
Related to distribution partners	847	909	7%	1,626	1,760	8%
Total TAC	2,651	3,022	14%	5,219	5,739	10%
Total TAC as a % of total revenues	21.8%	21.7%		22.6%	21.9%
Other cost of revenues	776	960	24%	1,540	1,956	27%
Other cost of revenues as a % of revenues	6.4%	6.9%		6.7%	7.4%
Total cost of revenues	3,427	3,982	16%	6,759	7,695	14%
Total cost of revenues as a % of revenues	28.2%	28.6%		29.3%	29.3%

TAC grew 14% compared with Q2 2014 and slightly decreased as a percentage of total revenues to 21.7% in Q2 2015. This is compared with 21.8% in Q2 2014 and 22.0% in Q1 2015. Our partner TAC grew 17%, slightly slower than revenues from our advertising network mostly due to changes in our partner revenue mix. Partner TAC includes traffic acquisition costs related to both our text-based and our display advertising networks.

Other cost of revenues in Q2 2015 increased 24% compared with Q2 2014, primarily reflecting an increase in rent expenses and personnel expenses. The increase in rent expenses is attributable to the material appreciation of the U.S. dollar in Q2 2015 compared to Q2 2014, as the rent for our Moscow headquarters is U.S. dollar-denominated. A portion of this increase also reflects the additional space that we leased for our Moscow headquarters in May 2014.

Product development

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Product development	2,079	3,300	59%	4,083	6,647	63%
As a % of revenues	17.1%	23.7%		17.7%	25.3%

Growth in product development expenses in Q2 2015 primarily reflects growth of personnel expenses mainly related to salary increases effective in early 2015 as well as increases in our rent expenses described above. Our development headcount increased 5% from 3,106 as of June 30, 2014, to 3,272 as of June 30, 2015, with a net decrease of 118 employees compared to March 31, 2015.

Selling, general and administrative (SG&A)

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Sales, general and administrative	1,907	2,568	35%	3,669	4,871	33%
As a % of revenues	15.7%	18.4%		15.9%	18.5%

SG&A costs grew 35% compared with Q2 2014. The growth was primarily driven by an increase in rent expenses for our Moscow headquarters related to the SG&A category as well as by additional advertising and marketing expenses.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
SBC expense included in cost of revenues	23	41	78%	42	84	100%
SBC expense included in product development	165	395	139%	335	774	131%
SBC expense included in SG&A	87	158	82%	153	296	93%
Total SBC expense	275	594	116%	530	1,154	118%
As a % of revenues	2.3%	4.3%		2.3%	4.4%

Total SBC expense increased 116% in Q2 2015 compared with Q2 2014. The increase is related to the material appreciation of the U.S. dollar in Q2 2015 versus Q2 2014, to new equity-based grants made in 2014 and 2015, as well as to the SAR-for-RSU exchange program executed in Q2 2015 described below.

Depreciation and amortization (D&A) expense

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Depreciation and amortization	1,114	1,874	68%	2,183	3,364	54%
As a % of revenues	9.2%	13.5%		9.5%	12.8%

D&A expense increased 68% in Q2 2015 compared with Q2 2014, reflecting investments in servers and data centers made in 2014 and the first half of 2015, as well as the material appreciation of the U.S. dollar and Euro in Q2 2015 compared with Q2 2014.

As a result of the factors described above, income from operations was RUB 2.2 billion ($39.5 million) in Q2 2015, a 40% decline from Q2 2014, while adjusted EBITDA was RUB 4.8 billion ($86.8 million) in Q2 2015, down 4% from Q2 2014.

Interest income, net in Q2 2015 was RUB 356 million, up from RUB 203 million in Q2 2014. The significant growth is due to increased interest rates on our short-term deposits partly offset by an increase in interest expense on our U.S. dollar denominated 1.125% convertible senior notes following the material appreciation of the U.S. dollar.

Foreign exchange loss in Q2 2015 was RUB 1,869 billion, compared with a foreign exchange loss of RUB 625 million in Q2 2014. This loss is due to the depreciation of the U.S. dollar during Q2 2015 from RUB 58.4643 to $1.00 on March 31, 2015, to RUB 55.5240 to $1.00 on June 30, 2015. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q2 2015.

Income tax expense for Q2 2015 was RUB 342 million, down from RUB 821 million in Q2 2014. Our effective tax rate of 44.7% in Q2 2015 was significantly higher due to the increased effect of non-deductible SBC expense and valuation allowances on our consolidated effective tax rate following the decrease of net income before taxes of our principal Russian operating subsidiary.

Adjusted net income in Q2 2015 was RUB 2.8 billion ($50.3 million), a 16% decrease from Q2 2014.

Adjusted net income margin was 20.1% in Q2 2015. This is compared with adjusted net income margin of 18.2% in Q1 2015 and 27.3% in Q2 2014.

Net income was RUB 423 million ($7.6 million) in Q2 2015, down 82% compared with Q2 2014.

As of June 30, 2015, Yandex had cash, cash equivalents and long-term deposits of RUB 46.9 billion ($845.1 million).

Net operating cash flow and capital expenditures for Q2 2015 were RUB 6.4 billion ($115.0 million) and RUB 4.0 billion ($72.5 million), respectively.

During Q2 2015, we repurchased $24.3 million in aggregate principal amount of our 1.125% convertible senior notes due 2018 for approximately $21.4 million.

The total number of shares issued and outstanding as of June 30, 2015 was 318,651,572, including 263,755,966 Class A shares, 54,895,605 Class B shares, and one Priority share and excluding 11,405,182 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 4.2 million shares, at a weighted average exercise price of $5.93 per share, of which options to purchase 4.2 million shares were fully vested; equity-settled share appreciation rights (SARs) equal to 0.5 million shares, at a weighted average measurement price of $28.21, 0.3 million of which were fully vested; and restricted share units (RSUs) covering 6.5 million shares, of which RSUs to acquire 1.4 million shares were fully vested.

In April 2015, we offered 14 employees an opportunity to exchange their outstanding SAR awards for new RSU awards, based on an exchange ratio of 2:1. The vesting of the replacement RSU awards was extended by 12 months beyond the original vesting schedule of the exchanged SAR awards. In addition, no exercise of the replacement RSUs will be permitted until April 10, 2016. A total of 14 employees, including certain senior employees, exchanged an aggregate of 1,663,750 SARs for an aggregate of 831,875 RSUs.

Also, in June 2015, we offered 51 additional non-senior employees an opportunity to exchange their outstanding SAR awards for new RSU awards, based on an exchange ratio of 2:1. The replacement RSUs were subject to the same vesting schedule as the existing SARs. A total of 41 employees exchanged an aggregate of 106,850 SARs for an aggregate of 53,426 RSUs. Such exchange was completed in July 2015, and is not reflected in the outstanding equity award numbers as of June 30, 2015 set out above.

Outlook for 2015

Currently we expect our revenue to grow in the range of 11% to 13% in 2015 compared with 2014.

Conference Call Information

Yandex’s management will hold an earnings conference call on July 30, 2015 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 1254

UK: +44(0)20 3427 1917

Russia: 8 800 500 9312

Passcode: 3013180

A replay of the call will be available through August 5, 2015. To access the replay, please dial:

US: +1 866 932 5017,

UK/International: +44(0)20 3427 0598,

Russia: 8 800 2870 1012

Passcode: 3013180#

A live and archived webcast of this conference call will be available at http://edge.media-server.com/m/p/skif4ibb

ABOUT YANDEX

Yandex (Nasdaq:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.
More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for 2015. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, fluctuations in the value of the Russian ruble, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of July 30, 2015, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that was payable to employees in connection with certain business combinations and (4) provision for income taxes, less (A) interest income and (B) other income/(expense)

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that was payable to certain employees in connection with certain business combinations, (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses / (gains) and (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax; less gain from repurchases of our convertible notes adjusted for the related increase in income tax

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income also excludes a gain from the repurchase of $24.3 million in principal amount of our 1.125% convertible senior notes due 2018 for approximately $21.4 million that we recorded in the quarter ended June 30, 2015. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	June 30,	June 30,
	2014*	2015	2015
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	17,645	9,430	169.8
Term deposits	5,863	23,004	414.3
Investments in debt securities	3,124	556	10.0
Accounts receivable, net	3,703	4,502	81.1
Prepaid expenses	1,556	1,305	23.6
Deferred tax assets	180	152	2.7
Other current assets	3,736	4,180	75.3
Total current assets	35,807	43,129	776.8

Property and equipment, net	17,107	21,693	390.7
Intangible assets, net	2,425	2,244	40.4
Goodwill	8,920	9,131	164.5
Long-term prepaid expenses	1,590	1,471	26.4
Restricted cash	932	412	7.4
Term deposits	25,663	14,493	261.0
Investments in non-marketable equity securities	871	958	17.3
Other non-current assets	1,609	1,351	24.3
TOTAL ASSETS	94,924	94,882	1,708.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,058	6,214	111.9
Taxes payable	2,930	1,426	25.7
Deferred revenue	1,808	1,738	31.3
Total current liabilities	9,796	9,378	168.9
Convertible debt	26,325	23,895	430.4
Deferred tax liabilities	1,587	1,343	24.2
Other accrued liabilities	1,480	1,100	19.7
Total liabilities	39,188	35,716	643.2

Commitments and contingencies
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 71,870,411 and 61,295,523, and Class C: 71,870,411 and 61,295,523); shares issued (Class A: 267,970,405 and 275,161,148, Class B: 62,051,348 and 54,895,605, and Class C: 8,919,063 and 16,109,806, respectively); shares outstanding (Class A: 255,592,322 and 263,755,966, Class B: 62,051,348 and 54,895,605, and Class C: nil)	182	140	2.5
Treasury shares at cost (Class A: 12,378,083 and 11,405,182)	(14,179)	(13,183)	(237.4)
Additional paid-in capital	16,192	16,252	292.7
Accumulated other comprehensive income	1,023	889	16.0
Retained earnings	52,518	55,068	991.8
Total shareholders’ equity	55,736	59,166	1,065.6
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,924	94,882	1,708.8

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2014	2015	2015
	RUB	RUB	$

Revenues	12,158	13,920	250.7
Operating costs and expenses:
Cost of revenues(1)	3,427	3,982	71.7
Product development(1)	2,079	3,300	59.4
Sales, general and administrative(1)	1,907	2,568	46.3
Depreciation and amortization	1,114	1,874	33.8
Total operating costs and expenses	8,527	11,724	211.2
Income from operations	3,631	2,196	39.5
Interest income, net	203	356	6.4
Other loss, net	(617)	(1,787)	(32.1)
Net income before income taxes	3,217	765	13.8
Provision for income taxes	821	342	6.2
Net income	2,396	423	7.6
Net income per Class A and Class B share:
Basic	7.51	1.33	0.02
Diluted	7.37	1.31	0.02
Weighted average number of Class A and Class B shares outstanding
Basic	319,072,616	318,514,686	318,514,686
Diluted	325,231,096	323,533,386	323,533,386

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	23	41	0.7
Product development	165	395	7.1
Sales, general and administrative	87	158	2.9

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2014	2015	2015
	RUB	RUB	$

Revenues	23,043	26,259	472.9
Operating costs and expenses:
Cost of revenues(1)	6,759	7,695	138.6
Product development(1)	4,083	6,647	119.7
Sales, general and administrative(1)	3,669	4,871	87.7
Depreciation and amortization	2,183	3,364	60.6
Total operating costs and expenses	16,694	22,577	406.6
Income from operations	6,349	3,682	66.3
Interest income, net	375	840	15.1
Other income (loss), net	51	(954)	(17.1)
Net income before income taxes	6,775	3,568	64.3
Provision for income taxes	1,699	1,018	18.4
Net income	5,076	2,550	45.9
Net income per Class A and Class B share:
Basic	15.82	8.02	0.14
Diluted	15.51	7.90	0.14
Weighted average number of Class A and Class B shares outstanding
Basic	320,768,126	318,125,930	318,125,930
Diluted	327,326,564	322,884,490	322,884,490

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	42	84	1.5
Product development	335	774	13.9
Sales, general and administrative	153	296	5.3

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2014	2015	2015
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,396	423	7.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,076	1,765	31.8
Amortization of acquisition-related intangible assets	38	109	2.0
Amortization of debt discount and issuance costs	190	218	3.9
Share-based compensation expense	275	594	10.7
Deferred income taxes	(72)	230	4.1
Foreign exchange losses	625	1,869	33.7
Other	—	(105)	(1.9)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(169)	58	1.0
Prepaid expenses and other assets	(984)	1,212	21.8
Accounts payable and accrued liabilities	650	141	2.6
Deferred revenue	(4)	(128)	(2.3)
Net cash provided by operating activities	4,021	6,386	115.0

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(2,146)	(4,026)	(72.5)
Proceeds from sale of property and equipment	—	27	0.5
Acquisitions of businesses, net of cash acquired	—	(118)	(2.1)
Investments in non-marketable equity securities	(36)	(43)	(0.8)
Proceeds from maturity of debt securities	—	521	9.4
Investments in term deposits	(1,717)	(18,683)	(336.5)
Maturities of term deposits	—	9,114	164.1
Loans granted	(178)	—	—
Net cash used in investing activities	(4,077)	(13,208)	(237.9)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	38	63	1.2
Repurchases of convertible debt	—	(1,336)	(24.1)
Repurchases of ordinary shares	(3,576)	—	—
Net cash used in financing activities	(3,538)	(1,273)	(22.9)
Effect of exchange rate changes on cash and cash equivalents	(1,321)	(909)	(16.4)
Net change in cash and cash equivalents	(4,915)	(9,004)	(162.2)
Cash and cash equivalents at beginning of period	25,751	18,434	332.0
Cash and cash equivalents at end of period	20,836	9,430	169.8

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2014	2015	2015
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,076	2,550	45.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	2,109	3,143	56.6
Amortization of acquisition-related intangible assets	74	221	4.0
Amortization of debt discount and issuance costs	373	491	8.8
Share-based compensation expense	530	1,154	20.7
Deferred income taxes	(49)	(105)	(1.9)
Foreign exchange (gains)/losses	(22)	1,153	20.8
Other	(26)	(215)	(3.9)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(106)	(783)	(14.1)
Prepaid expenses and other assets	(1,489)	661	12.0
Accounts payable and accrued liabilities	336	(733)	(13.1)
Deferred revenue	(184)	(44)	(0.8)
Net cash provided by operating activities	6,622	7,493	135.0

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(4,211)	(8,862)	(159.6)
Proceeds from sale of property and equipment	—	27	0.5
Acquisitions of businesses, net of cash acquired	(146)	(186)	(3.3)
Investments in non-marketable equity securities	(36)	(54)	(1.0)
Proceeds from sale of equity securities	120	—	—
Proceeds from maturity of debt securities	—	2,844	51.2
Investments in term deposits	(11,926)	(21,910)	(394.6)
Maturities of term deposits	—	15,375	276.9
Loans granted	(209)	—	—
Escrow cash deposit	(137)	58	1.0
Net cash used in investing activities	(16,545)	(12,708)	(228.9)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	86	91	1.6
Proceeds from issuance of convertible debt	2,981	—	—
Repurchases of convertible debt	—	(2,717)	(48.9)
Payment of debt issuance costs	(42)	—	—
Repurchases of ordinary shares	(7,334)	—	—
Net cash used in financing activities	(4,309)	(2,626)	(47.3)
Effect of exchange rate changes on cash and cash equivalents	1,674	(374)	(6.8)
Net change in cash and cash equivalents	(12,558)	(8,215)	(148.0)
Cash and cash equivalents at beginning of period	33,394	17,645	317.8
Cash and cash equivalents at end of period	20,836	9,430	169.8

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Total revenues	12,158	13,920	14%	23,043	26,259	14%
Less: traffic acquisition costs (TAC)	2,651	3,022	14%	5,219	5,739	10%
Ex-TAC revenues	9,507	10,898	15%	17,824	20,520	15%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Net income	2,396	423	-82%	5,076	2,550	-50%
Add: depreciation and amortization	1,114	1,874	68%	2,183	3,364	54%
Add: share-based compensation expense	275	594	116%	530	1,154	118%
Add: compensation expense related to contingent consideration	7	153	n/m	7	188	n/m
Less: interest income, net	(203)	(356)	75%	(375)	(840)	124%
Add: other loss/(income), net	617	1,787	190%	(51)	954	n/m
Add: provision for income taxes	821	342	-58%	1,699	1,018	-40%
Adjusted EBITDA	5,027	4,817	-4%	9,069	8,388	-8%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Six months
	ended June 30,			ended June 30,
In RUB millions	2014	2015	Change	2014	2015	Change
Net income	2,396	423	-82%	5,076	2,550	-50%
Add: SBC expense	275	594	116%	530	1,154	118%
Less: reduction in income tax attributable to SBC expense	(5)	(11)	120%	(10)	(20)	100%
Add: compensation expense related to contingent consideration	7	153	n/m	7	188	n/m
Less: foreign exchange loss/(gain)	625	1,869	199%	(22)	1,153	n/m
Add: increase in income tax attributable to foreign exchange gain	(125)	(374)	199%	4	(247)	n/m
Less: gain from repurchases of convertible debt	—	(40)	n/m	—	(150)	n/m
Add: increase in income tax attributable to gain from repurchases of convertible debt	—	11	n/m	—	38	n/m
Add: amortization of debt discount	190	218	15%	373	491	32%
Less: reduction in income tax attributable to amortization of debt discount	(45)	(52)	16%	(88)	(117)	33%
Adjusted net income	3,318	2,791	-16%	5,870	5,040	-14%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUB millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended June 30, 2015	423	3.0%	4,394	4,817	34.6%	44.2%
Six months ended June 30, 2015	2,550	9.7%	5,838	8,388	31.9%	40.9%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other loss/(income), net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)     Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)     Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUB millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex- TAC Net Income Margin (4)
Three months ended June 30, 2015	423	3.0%	2,368	2,791	20.1%	25.6%
Six months ended June 30, 2015	2,550	9.7%	2,490	5,040	19.2%	24.6%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange loss (as adjusted for the increase in income tax attributable to the loss), gain from repurchases of convertible debt (as adjusted for the reduction in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)     Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)     Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.

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